UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 18, 2008
Commission File Number: 001-33670
SEANERGY MARITIME CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Election of New Directors
     Seanergy Maritime Corp. (the “Company”) held its annual meeting of shareholders on December 18, 2008 at it executive offices in Athens, Greece. At the meeting, shareholders elected seven new directors, three directors in Class A, consisting of Messrs. Dimitrios N. Panagiotopoulos, Lambros Papakonstantinou and George Taniskidis to serve until the 2010 annual meeting of shareholders, two directors in Class B, consisting of Ms. Christina Anagnostara and Mr. George Tsimpis to serve until the 2011 annual meeting of shareholders and two directors in Class C, consisting of Messrs. Kyriakos Dermatis and Alexander Papageorgiou to serve until the 2012 annual meeting of shareholders. The following is a brief biography of each of the newly appointed directors:
     Christina Anagnostara (Class B) has served as our chief financial officer since November 17, 2008. Prior to joining Seanergy, she served as the chief financial officer and a board member for Global Oceanic Carriers Ltd, a dry bulk shipping company listed on AIM of the London Stock Exchange, since February 2007. Between 1999 and 2006, she was a senior manager at EFG Audit & Consulting Services, the auditors of the Geneva-based EFG Group, an international banking group specializing in global private banking and asset management. Prior to EFG Group, she worked from 1998 to 1999 in the internal audit group of Eurobank EFG, a bank with a leading position in Greece; and between 1995 and 1998 as a senior auditor in Ernst & Young, the international auditing firm. Ms. Anagnostara studied Economics in Athens and has been a Certified Chartered Accountant since 2002.
     Kyriakos G. Dermatis (Class C) has extensive experience in brokering and negotiating the sale and acquisition of commercial vessels, chartering, ship management and operations. He is the founder and President of Intermodal Shipbrokers Co, a shipbrokering company involved in ship sale and purchase, new building contracting and special project activities. Mr. Dermatis began his career in October 1965 as a deck apprentice on seagoing tankers vessels. He quickly climbed up to Chief mate with various shipping companies and ships until 1975 when he moved on shore and continued his career as a shipbroker with Thenamaris SA in July 1976. Later he joined “Balkanfracht Hamburg” as a shipbroker for approximately a year. He returned to Greece in October 1978 and joined “Balkanfracht Piraeus” as Senior Dry Cargo Broker. In 1979, he moved to “A.Bacolitsas S.A.” — a shipowning company, operating a fleet of 18 ships of several types and sizes, as chartering manager and was soon promoted to General Manager of the subject company where he stayed until April 1983. From April 1983 until September 1983, he was chartering Director in Greece for European Navigation Fleet. In January 1985, he established “Intermodal Shipmanagement Inc”, a company specialized in sale and purchase of ships, tanker chartering, management of small tankers and other more specialized projects. Under his management, the company became one of the leading shipbrokers with offices in Greece and in 1992 the company was renamed “Intermodal Shipbrokers Co”. In 2003, Mr. Dermatis moved the company’s headquarters in North Athens and in 2005 he established a branch office in Shanghai, China in order to support the constantly rising new building activity. Since 2004, Intermodal has negotiated contracts for more than 120 ships in China and 6 Prototype RoRo-tankers in Romania for major Greek, as well as UAE, Argentinean, Malaysian and Italian, shipowners. Kyriakos Dermatis remains an active board member of The Hellenic Shipbrokers Association, a member of the Mediterranean committee of China Classification Society, a member of Shell Marine panel as one of the few external professional advisors to Shell for the past 20 years, and a member of Marine Club. Mr. Kyriakos Dermatis graduated from the University of Piraeus in March, 1973 by obtaining a BSC in Economics and he attended the London School of Foreign Trade based in London from 1974-1975 where he obtained a diploma in Shipping Business. Then he completed the Post Graduate Diploma in Port & Shipping Administration in 1976 from the University of Wales with recommendation. In 1984, he received an MSC in maritime studies from Cardiff University. He is fluent in English and has basic knowledge of two other languages.
     Dimitrios Panagiotopoulos (Class A) is the head of shipping and corporate banking of Proton Bank, a Greek private bank, where he has served since April 2004. From January 1997 to March 2004, he served as deputy head of the Greek shipping desk of BNP Paribas and before that for four years as senior officer of the shipping department of Credit Lyonnais Greece. From 1990 to 1993, he worked as chief accountant in Ionia Management, a Greek shipping company. He also serves as a director of FreeSeas Inc., a publicly traded shipping company. He holds a degree in economics from Athens University and an MSC in Shipping, Trade and Finance from City University of London. He served his obligatory military duty as an officer of the Greek Special Forces and today is a captain of the reserves of the Hellenic Army.
     Alexander Papageorgiou (Class C) has been the chief executive officer of Assos Capital Limited since the establishment of the company in May 2006. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Mr. Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc. where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Mr. Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Products sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Mr. Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, Great Britain and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.
     Lambros Papakonstantinou (Class A) is the chairman and chief executive officer of National P&K Securities SA, a securities brokerage firm that provides sales, trading and brokerage services, where he has served since 2006. From 1996 to 2006, he served as the chairman and chief executive officer of P&K Securities. From 1995-1996, Mr. Papakonstantinou served as director in ABN Amro Investment Banking international financial institution. From 1992 to 1995, Mr. Papakonstantinou served as a Director, Corporate Finance at Barclays Bank plc. Mr. Papakonstantinou is also a member of the board of directors of Finansinvest (Turkey), a securities brokerage, corporate finance and investment banking firm and ETEBA Romania (Romania), an affiliate of the National Bank of Greece. Mr. Papakonstantinou holds an MSC in Chemical Engineering from National Technical University of Athens and an MBA from INSEAD.

     George Taniskidis (Class A) is the chairman and managing director of Millennium Bank, a position he has held since 2002. Mr. Taniskidis is a member of the board of directors of Euroseas Limited, where he has served since 2005. He is also a member of the board of directors of Millennium Bank, Turkey and a member of the executive committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the board of directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied law at the National University of Athens and at the University of Pennsylvania Law School, where he received an LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked from 1986 until 1989 and was also a member of the New York State Bar Association. He is a member of the Young Presidents Organization.
     George Tsimpis (Class B) served as shipping advisor at BNP Paribas, Greece from 2006 through 2007, upon retiring as Head of the Greek Shipping Desk from BNP Paribas in 2006, a position he had held since 1992. From 1986 to 1992, Mr. Tsimpis served as chief financial officer of Pirelli Tyres. From 1978 to 1986, Mr. Tsimpis was Delegate Manager and Treasurer at Bank of America, Greece. Mr. Tsimpis joined Citibank, Greece in 1971, where he served as chief trader from 1974 to 1978. Mr. Tsimpis holds a Bachelor of Arts Degree in Economics from the University of Piraeus.
Appointment of Auditors
     On December 9, 2008, the Company filed a Form 6-K regarding the dismissal of Weinberg & Company, P.A. (“Weinberg”) as the Company independent registered public accounting firm. In connection with the Company’s transfer of its accounting functions to Greece, the Company’s audit committee dismissed Weinberg and retained a new independent registered public accounting firm, subject to the completion by such firm of its client acceptance procedure. KPMG Certified Auditors A.E. (“KPMG”), in Athens, Greece has now completed its client acceptance procedure and has accepted the appointment by the Company’s audit committee as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Corp.
Dated: December 23, 2008	By:	/s/ Dale Ploughman
Dale Ploughman
Chief Executive Officer

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